Exhibit 99.1

IAMGOLD Secures Final Commitments to Its Existing Credit Facility to Total $250 Million

All monetary amounts are expressed in US dollars, unless otherwise indicated.

TORONTO, Feb. 7, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company")  announces that, as of today, the commitments from a syndicate of lenders to its existing revolving credit facility total $250 million  (the "Corporate Facility'). The syndicate, led by National Bank of Canada and Deutsche Bank, included Citibank, N.A., Canadian Branch, Ressources Québec Inc. and Morgan Stanley Senior Funding, Inc. With this amendment, the Company's banking syndicate has been joined by Canadian financial partners Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada.

"IAMGOLD's balance sheet is strong, ending 2016 with approximately $750 million in cash, cash equivalents and restricted cash, which exceeds the $489 million of our bonds that are due in October 2020," said Carol Banducci, EVP and Chief Financial Officer. "Further bolstering the Company's liquidity are today's additional commitments from the lenders amounting to $80 million, bringing the Corporate Facility to a total of $250 million."

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

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%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942; IAMGOLD Corporation, Toll-free: 1 888 464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:03e 07-FEB-17